SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c)
              AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d

                               (Amendment No.___)*
Lumina Copper Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

5502R105
(CUSIP Number)

January 8, 2004
(Date of Event which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  712,500

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  712,500

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  See 5 and 7 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.6%

12.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth Advisors L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  712,500

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  712,500

8.       SHARED DISPOSITIVE POWER
                   0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  See 5 and 7 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  5.6%

12.      TYPE OF REPORTING PERSON*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  712,500

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  712,500

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  See 5 and 7 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.6%

12.      TYPE OF REPORTING PERSON*

                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        Name of Issuer:

Lumina Copper Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

1550 - 625 Howe Street
Vancouver, BC V6C 2TG
Canada

Item 2(a).        Name of Persons Filing:
Item 2(b).        Address of Principal Business Office or, if None, Residence:
Item 2(c).        Citizenship:

         Amaranth LLC
         c/o Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         Cayman Islands company

         Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         Delaware limited liability company

         Nicholas M. Maounis
         c/o Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         U.S. Citizen

Amaranth Advisors L.L.C. is the investment advisor for Amaranth LLC ("Amaranth") and has been granted investment discretion over portfolio investments, including the Securities, as defined below, held by it. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the Securities held for Amaranth.

Item 2(d).        Title of Class of Securities

         Common Stock, without par value (the "Securities")

Item 2(e).        CUSIP Number: 55025R105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                    (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

                    (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

                    (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

                    (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

                    (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

                    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                    (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)     Amount beneficially owned

                  712,500

          (b)     Percent of class:

                  5.6%

          (c)      Number of shares as to which such person has:

                   (i)  Sole power to vote or direct the vote

                           See Item 4(a).

                  (ii)  Shared power to vote or to direct the vote

                           0

                  (iii)  Sole power to dispose or to direct the disposition of

                           See Item 4(a).

                  (iv)  Shared power to dispose or to direct the disposition of

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Shareholders of Amaranth indirectly participate in the receipt of dividends from, and proceeds from the sale of, the Securities held for the account of Amaranth.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          See Exhibit A.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                           *******

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  January 20, 2004

          AMARANTH LLC,

          By: Amaranth Advisors L.L.C., as Trading Advisor

              By:  /s/ Nicholas M. Maounis
                   -----------------------
                       Nicholas M. Maounis,
                       President


          AMARANTH ADVISORS L.L.C.

              By:  /s/ Nicholas M. Maounis
                   -----------------------
                       Nicholas M. Maounis,
                       President


          /s/ Nicholas M. Maounis
          -----------------------
              Nicholas M. Maounis

                                    EXHIBIT A

     Amaranth beneficially owns 712,500 shares of Common Stock through its subsidiary, Amaranth Fund L.P., a limited partnership, organized under the laws of Bermuda.